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                                                                      EXHIBIT 12

               Group Maintenance America Corp. and Subsidiaries
              Computation of Ratios of Earnings to Fixed Charges
          and Earnings to Fixed Charges and Preferred Stock Dividends
         (in thousands, except ratio of earnings to fixed charges and ratio of earnings to fixed charges and preferred stock dividends)
                                  (Unaudited)

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                                                                             Ten months
                                                Quarter ended  Year ended       ended      Year ended     Year ended    Year ended
                                                   March 31,   December 31,  December 31,  February 28,  February 29,  February 28,
                                                     1999         1998          1997          1997          1996          1995
                                                     ----         ----          ----          ----          ----          ----
Earnings available for fixed charges:
     Income (loss) before income tax provision   $    10,675   $    46,255   $      (810)  $     3,908   $     3,790   $     1,700
     Fixed Charges                                     6,923         9,963         2,117           514           493           306
                                                 ---------------------------------------------------------------------------------
     Total earnings available for fixed charges
     and for fixed charges and preferred
     dividends                                   $    17,598   $    56,218   $     1,307   $     4,422   $     4,283   $     2,006
                                                 =================================================================================

Fixed Charges:
     Interest expense (a)                        $     5,792   $     6,595   $     1,542   $        82   $       -     $       -
     Interest portion of rent expense (b)              1,131         3,368           575           432           493           306
                                                 ---------------------------------------------------------------------------------
     Total fixed charges                               6,923         9,963         2,117           514           493           306
     Preferred dividends                                  --            --            --            --            --            --
                                                 ---------------------------------------------------------------------------------
     Total fixed charges and preferred dividends $     6,923   $     9,963   $     2,117   $       514   $       493   $       306
                                                 =================================================================================

Ratio of earnings to fixed charges                      2.54          5.64           -            8.60          8.69          6.56

Dollar amount of coverage deficiency                                         $       810
                                                                             ===========

Ratio of earnings to fixed charges
 and preferred dividends                                2.54          5.64           -            8.60          8.69          6.56

Dollar amount of coverage deficiency                                         $       810
                                                                             ===========

     (a) - Includes amortization of deferred debt issue costs

     (b) - Estimated at 25% of rent expenses
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